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SCITEX

                                                                     NEWS

FOR IMMEDIATE RELEASE

                  SCITEX ANNOUNCES SECOND QUARTER 2003 RESULTS

TEL AVIV,  ISRAEL  -AUGUST 11, 2003.  Scitex  Corporation  Ltd.  (NASDAQ & TASE:
SCIX), a world leader in industrial inkjet digital printing solutions, today announced its financial results for the second quarter ended June 30, 2003.

Scitex's revenues for the second quarter of 2003 were $68.6 million, an increase of 16.6% from $58.8 million in the second quarter of 2002. Operating income was $3.1 million (before amortization of intangibles of $1.5 million), compared to operating income of $0.8 million in the second quarter of 2002 (before amortization of intangibles of $0.8 million). Other expenses of $3.3 million include a loss from the sale of 3.0 million common shares of Creo Inc. and the impairment of certain investments. Net loss for the quarter was $4.8 million, compared to a net loss of $2.2 million in the corresponding quarter of 2002.

During the quarter we continued to generate cash from our operations and further strengthened our cash position by selling 3.0 million Creo shares. We now have $41 million of cash and short-term investments on hand (not including restricted deposit funds). Accounts receivable increased to $97 million as a result of the increased activity, and inventories also increased slightly to $56.8 million.

Geographically, Europe contributed 40% of the revenues in the second quarter of 2003, followed by the Americas with 39% of revenues, and the Far East with 20% of revenues.

"Record revenues from inkjet operations has made the quarter especially rewarding," said Nachum "Homi" Shamir, president and CEO of Scitex Corporation. "This important growth indicator validates our strategic plan of concentrating on core technologies and competencies. In addition, we have taken investment-only positions in many of our business holdings, noted by the further disposition of shares in Creo. Finally, changes in leadership reinforce our focus on delivering continued profitability for all shareholders."

A $5 million investment in Scitex Vision further emphasized our commitment to our core technology and inkjet business. "We are now beginning to explore possible efficiencies in our inkjet businesses," commented Mr. Shamir. "We are enthusiastic about our technical resource depth and its impact on our graphic arts, industrial, and data center product offerings."

As a key component of our global strategy, Scitex Corporation will maintain the office of the CEO in the United States, a move to strengthen both investor communications and ties to international markets.

SCITEX'S SUBSIDIARIES

SCITEX DIGITAL PRINTING, INC. (SDP)

Revenues of Scitex Digital Printing, our wholly owned subsidiary based in Dayton, Ohio, for the second quarter of 2003 were $43.9 million, an increase of 15.5% from $38.0 million in the second quarter of 2002 and an increase of 11% from $39.6 million in the first quarter of 2003. Operating income was $3.9 million (8.9% of revenues), compared to $1.5 million in the second quarter of 2002 and $3.0 million in the first quarter of 2003 (figures are before amortization of intangibles).

During the second quarter of 2003, Scitex Digital Printing shipped two systems to the Caisse Nationale d'Assurance Maladie des Travailleurs Salaries (CNAMTS), the health branch of the French social security system, beginning the fulfillment of a multi-year contract. The original contract, as previously reported, was to supply high-speed digital printing systems to CNAMTS - a sale with a potential to generate $30 million in equipment and service revenue over a 5-year period.

In addition to strong growth in the data center market, Scitex Digital Printing also saw a continued and growing interest from its graphic arts customers for full-page (9") printing capabilities. This trend may indicate a substantial opportunity for the company in system upgrades and component sales to its extensive user base of commercial printers.

SCITEX VISION LTD. (the combined entity of Scitex Vision Ltd. and Aprion Digital Ltd., which currently holds the name of Aprion Digital Ltd., but it is in the process of adopting the name Scitex Vision Ltd.)

Revenues of Scitex Vision for the second quarter of 2003 were $24.6 million, an increase of 18% from $20.8 million in the corresponding quarter of 2002 and an increase of 7% from $23 million in the first quarter of 2003. The company had an operating loss of $0.1 million, compared to operating income of $0.2 million in the second quarter of 2002 and operating loss of $2.4 million in the first quarter of 2003 (figures are before amortization of intangibles).

As previously noted, Scitex Vision also concluded a round of financing of $6 Million (out of which Scitex invested $5 Million), which supports Scitex Vision's financial strength and further growth.

Scitex Vision reported a solid quarter in the graphic arts sector. Operations at Scitex Vision and Aprion have been consolidated with the two companies now assessing their core technologies and business portfolios to optimize efficiencies in research, development and marketing. Providing world-class inkjet solutions to the graphic arts, textile and industrial markets as well as the best possible value to their shareholders remain the highest priority for the company.

EXPLANATORY NOTE TO FINANCIAL STATEMENTS

Commencing on January 1, 2003, Scitex consolidates in its financial statements a majority owned company - the combined Aprion Digital/Scitex Vision entity, in which it holds approximately 75.5% (compared to incorporating Scitex Vision's results as a wholly-owned subsidiary). As a result, all assets and liabilities of the combined entity are included in Scitex's balance sheet, with a deduction of the relative minority interest in the combined entities equity. Scitex fully consolidates the combined entities Statement of Income, with a deduction of the relative minority interest in the combined entities Statement of Income. Similarly, Scitex's financial results for 2002 did not include figures for Aprion Digital Ltd. (on a consolidated basis, as Scitex then held only a minority interest in Aprion), and Scitex Vision's financial results for 2002 did not include figures for Aprion Digital Ltd. (as the Aprion Digital/Scitex Vision combination transaction occurred on January 1, 2003).

CONFERENCE CALL

Scitex will be holding a conference call to discuss its second quarter 2003 results on Monday, August 11, 2003 at 10:00 a.m. EST (7:00 a.m. Pacific time, 3:00 p.m. GMT, 5:00 p.m. Israel time). Investors will have the opportunity to listen to a live simultaneous Webcast of the analyst conference call in connection with Scitex's second quarter of 2003. All other interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.scitex.com.

A replay of the conference call will be available during the seven days following the conference call (until midnight August 18, 2003) at the following numbers:

US:                1 (800) 475-6701
Intl:              (320) 365-3844
Access Code:       694570

ABOUT SCITEX CORPORATION LTD.

Scitex Corporation Ltd. is a world leader in industrial inkjet digital printing solutions. Through its subsidiaries and strategic investments, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at www.scitex.com.

EXCEPT FOR THE HISTORICAL INFORMATION HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS THAT ARE BASED ON VARIOUS ASSUMPTIONS (SOME OF WHICH ARE BEYOND THE COMPANY'S CONTROL) MAY BE IDENTIFIED BY THE USE OF
FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "CAN BE", "WILL", "EXPECTS", "ANTICIPATES", "INTENDS", "BELIEVES", "PROJECTS", "POTENTIAL", "ARE OPTIMISTIC", "VIEW" AND SIMILAR WORDS AND PHRASES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, BUT NOT LIMITED TO, (1) RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT,
(2) MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT DEMAND, (3) THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, (4) CHANGES IN DOMESTIC AND FOREIGN ECONOMIC AND MARKET CONDITIONS, (5) TIMELY DEVELOPMENT AND RELEASE OF NEW PRODUCTS BY STRATEGIC SUPPLIERS, (6) THE IMPACT OF THE COMPANY'S ACCOUNTING POLICIES, (7) RISKS RELATING TO THE INTEGRATION OF NEW BUSINESSES, AND (8) THE OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION. EXCEPT AS MAY BE REQUIRED BY LAW, THE COMPANY DOES NOT UNDERTAKE, AND SPECIFICALLY DISCLAIMS, ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS WHICH MAY BE MADE TO ANY

FORWARD-LOOKING   STATEMENTS  TO  REFLECT  THE   OCCURRENCE  OF  ANTICIPATED  OR
UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH FORWARD-LOOKING STATEMENTS.

Scitex and the Scitex logo are registered trademarks and service marks of Scitex Corporation Ltd.

                           --------------------------

Yahel Shachar                            Carla Stanaford
Scitex Corporation Ltd.                  Scitex Digital Printing, Inc.
Chief Financial Officer                  Corporate Communications Coordinator
Tel: +972.3.607.5755                     Tel: +1.937.259.3191
Fax: +972.3.607.5756                     Fax: +1.937.259.3386
Email: YAHEL.SHACHAR@SCITEX.COM          Email: CSTANAFO@SCITEXDPI.COM

SCITEX CORPORATION LTD. (AN ISRAELI CORPORATION) AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 THREE MONTHS ENDED JUNE 30   SIX MONTHS ENDED JUNE 30
                                                     2003         2002*           2003         2002*
                                                  (UNAUDITED)  (UNAUDITED)     (UNAUDITED)  (UNAUDITED)
--------------------------------------------------------------------------    ------------------------
REVENUES
  Sales                                            $ 38,408     $ 34,884        $ 73,745     $ 70,510
  Service and supplies                               30,142       23,915          57,430       48,988
                                                 ----------   ----------      ----------   ----------
TOTAL REVENUES                                       68,550       58,799         131,175      119,498
                                                 ----------   ----------      ----------   ----------
COST OF REVENUES
  Cost of sales                                      21,342       17,608          39,003       37,049
  Cost of service and supplies                       19,191       17,675          38,257       35,638
                                                 ----------   ----------      ----------   ----------
TOTAL COST OF REVENUES                               40,533       35,283          77,260       72,687
                                                 ----------   ----------      ----------   ----------

GROSS PROFIT                                         28,017       23,516          53,915       46,811

EXPENSES
Sales and marketing                                  12,601       11,211          24,507       21,356
General & administrative                              6,064        5,661          12,846       10,942
Research and development, net                         6,239        5,854          13,646       11,569
Amortization of intangibles                           1,446          834           3,144        1,617
                                                 ----------   ----------      ----------   ----------

OPERATING INCOME (LOSS)                               1,667          (44)           (228)       1,327

Financial income (expense) - net                       (649)        (861)         (1,423)      (1,113)
Other income (expense) - net                         (3,280)         127          (4,120)        (362)
                                                 ----------   ----------      ----------   ----------
LOSS BEFORE TAXES ON INCOME                          (2,262)        (778)         (5,771)        (148)

Taxes on income                                       2,257          328           6,338          972
                                                 ----------   ----------      ----------   ----------
                                                     (4,519)      (1,106)        (12,109)      (1,120)

Share in income (loss) of equity investments         (1,056)      (1,115)         (2,426)      (2,118)
Minority interests in losses of a subsidiary            735                        2,943
                                                 ----------   ----------      ----------   ----------
NET LOSS                                           ($ 4,840)    ($ 2,221)      ($ 11,592)    ($ 3,238)
                                                 ==========   ==========      ==========   ==========

LOSS PER SHARE - BASIC AND DILUTED:                 ($ 0.11)     ($ 0.05)        ($ 0.27)     ($ 0.08)
                                                 ==========   ==========      ==========   ==========
WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING (IN THOUSANDS) - BASIC                   43,018       43,018          43,018       43,018
                                                 ==========   ==========      ==========   ==========
                           - DILUTED                 43,018       43,018          43,018       43,018
                                                 ==========   ==========      ==========   ==========

* Actual 2002 figures. Aprion is consolidated commencing January 1, 2003.

CONSOLIDATED BALANCE SHEETS
(U.S. DOLLARS IN THOUSANDS)

                                                     JUNE 30       December 31
                                                       2003           2002*
                                                    (UNAUDITED)     (Audited)
                                                    ----------     ----------

ASSETS

Current assets:
Cash and cash equivalents                             $ 39,589       $ 30,969
Short-term investments                                   1,578          2,561
Restricted deposit                                      19,282         20,203
                                                    ----------     ----------

Total cash and short-term investments                   60,449         53,733

Trade receivables - net                                 97,093         95,054
Other receivables                                       11,534          9,900
Inventories                                             56,805         51,561
Deferred income taxes                                   20,007         20,974
                                                    ----------     ----------

                                                       245,888        231,222

Investments and other non-current assets                37,754         67,012

Property and equipment - net                            38,445         36,857

Goodwill and other intangible assets - net              48,910         34,465
                                                    ----------     ----------

                                                     $ 370,997      $ 369,556
                                                    ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short term debt and current maturities                $ 39,461       $ 37,184
Creo note                                                            $ 18,523
Trade payables                                          27,199         22,200
Accrued and other liabilities                           66,574         57,011
                                                    ----------     ----------

                                                       133,234        134,918
                                                    ----------     ----------
Long-term liabilities:
Banks                                                    7,200          5,493
Deferred income taxes                                    1,838          5,033
Other                                                   10,116          2,933
                                                    ----------     ----------
                                                        19,154         13,459

MINORITY INTEREST                                        4,579

Shareholders' equity:
Share capital                                            6,205          6,205
Capital surplus                                        368,104        364,619
Accumulated other comprehensive income (loss)            1,759            801
Retained earnings (accumulated deficit)               (157,831)      (146,239)
Treasury stock at cost                                  (4,207)        (4,207)
                                                    ----------     ----------

                                                       214,030        221,179
                                                    ----------     ----------

                                                     $ 370,997      $ 369,556
                                                    ==========     ==========

* Actual 2002 figures. Aprion is consolidated commencing January 1, 2003.

SCITEX DIGITAL PRINTING, INC.
US Dollar in Thousands

                                   THREE MONTHS ENDED       SIX MONTHS ENDED
                                        JUNE 30                 JUNE 30
                                    2003       2002         2003        2002
                                 Unaudited   Unaudited    Unaudited   Unaudited

REVENUES
Equipment                          24,825      21,489       45,785     43,982
Service and Consumables            19,100      16,543       37,716     33,585
                                ---------   ---------    ---------  ---------
TOTAL REVENUES                     43,925      38,032       83,500     77,567

GROSS PROFIT                       17,547      13,567       34,123     27,955

EXPENSES:
S,G&A                               9,800       7,654       19,229     15,205
Research and Development            3,844       4,402        7,985      8,419

OPERATING INCOME BEFORE
AMORTIZATION OF INTANGIBLES         3,903       1,511        6,909      4,331

Amortization of Intangibles            76          73          153        146
                                ---------   ---------    ---------  ---------

OPERATING INCOME                    3,827       1,438        6,756      4,185
                                =========   =========    =========  =========

SCITEX VISION LTD. (COMBINED WITH APRION DIGITAL LTD.)
US Dollar in Thousands

                                   THREE MONTHS ENDED       SIX MONTHS ENDED
                                        JUNE 30                 JUNE 30
                                    2003       2002*        2003        2002*
                                 Unaudited   Unaudited    Unaudited   Unaudited

REVENUES
Equipment                          13,583      13,395       27,960     26,578
Service and Consumables            11,042       7,372       19,715     15,354
                                ---------   ---------    ---------  ---------
TOTAL REVENUES                     24,625      20,767       47,675     41,932

GROSS PROFIT                       10,470       9,949       19,791     18,856

EXPENSES:
S,G&A                               8,200       8,310       16,685     15,338
Research and Development            2,396       1,453        5,661      3,123

OPERATING INCOME BEFORE
AMORTIZATION OF INTANGIBLES          (126)        186       (2,555)       395

Amortization of Intangibles         1,083         761        2,417      1,471
                                ---------   ---------    ---------  ---------

OPERATING (LOSS) INCOME            (1,209)       (575)      (4,972)    (1,076)
                                =========   =========    =========  =========

* Actual results of Scitex Vision Ltd.
  Aprion is consolidated commencing January 1, 2003.

INVESTMENTS AT JUNE 30, 2003

US Dollars in Thousands

                                             TOTAL           HOLDING AT
                                           INVESTMENT       JUNE 30, 2003

COMPANY

Creo Products Inc.                          102,396             6.5%
Jemtex Ink Jet Ltd.                           7,800            49.8%
Objet Geometries Ltd.                         8,667            23.0%
RealTimeImage Ltd.                            5,300            14.9%
InfoBit Ltd.                                  1,000            21.3%
XMPie Inc.                                      500             8.6%
Dor Capital Ventures                          2,400